SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

___________________

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

___________________________

BIOTIE THERAPIES OYJ

(Name of Subject Company)

_________________________________

BIOTIE THERAPIES OYJ

(Name of Person(s) Filing Statement)

_________________________________

Ordinary shares, no nominal value (“Shares”)

American Depositary Shares (“ADSs”), each representing 80 Shares
Option rights issued under the December 6, 2011 option plan (“2011 Option Rights”)
Option rights issued under the January 2, 2014 option plan (“2014 Option Rights”)
Option rights issued under the January 4, 2016 option plan (“2016 Option Rights”)
Share units issued under the December 6, 2011 equity incentive plan (“2011 Share Rights”)
Share units issued under the January 2, 2014 equity incentive plan (“2014 Share Rights”)
Option rights issued under the Swiss option plan dated June 18, 2008 (“Swiss Option Rights”)
Warrants issued on May 28, 2015 (“Warrants”)

(Title of Class of Securities)

FI0009011571 (Shares)

09074D103 (ADSs)
None (2011 Option Rights)
None (2014 Option Rights)
None (2016 Option Rights)
None (2011 Share Rights)
None (2014 Share Rights)
None (Swiss Option Rights)
None (Warrants)
(CUSIP Number of Class of Securities)

_________________________________

Timo Veromaa

Chief Executive Officer

Biotie Therapies Oyj

Joukahaisenkatu 6, FI-20520

Turku, Finland

(+358) 2 274-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Michael Davis

Sophia Hudson

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

_________________________________

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 11, 2016 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by Biotie Therapies Oyj, or Biotie Therapies Corp. in English, a public limited liability company organized under the laws of Finland (the “Company”). The Schedule 14D-9 relates to the tender offer by Acorda Therapeutics, Inc., a corporation organized under the laws of Delaware (the “Offeror”) to purchase all Outstanding Shares, ADSs and Outstanding Equity Instruments of the Company, as described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by the Offeror with the SEC on March 11, 2016.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The subsection entitled “(f) Expiration of the Initial Offer Period; Subsequent Offer Period; Compulsory Redemption” is hereby amended and supplemented by adding the language set forth below following the last paragraph of such subsection:

“On April 20, 2016, the Company was informed by the Offeror that it will initiate subsequent compulsory redemption proceedings to acquire the remaining Outstanding Shares (including Shares represented by ADSs) for a price equal to that offered in the Offer.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibit thereto:

Exhibit No.	Description
(a)(1)(P)	Stock Exchange Release, dated April 20, 2016 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by the Company on April 20, 2016 relating to the Offeror’s commencement of subsequent compulsory redemption proceedings).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOTIE THERAPIES OYJ

By:	/s/ Timo Veromaa
Name: Timo Veromaa
Title: President and Chief Executive Officer

Dated: April 20, 2016